Exhibit 99.1

CPG INTERNATIONAL
Building Products. Better.

2010 Wells Fargo Securities Housing and Building Products Conference





February 24th 2010
Scottsdale, AZ

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

- This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

- We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2008 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

- While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

CPG International Overview

- Founded in 1983
- Headquarters in Scranton, PA
- TTM Revenue: $267mm
- TTM PF Adjusted EBITDA: $61mm
  - EBITDA margin: 23%
- Net Debt/EBITDA of 4.3x (12/09)
  - $65 million credit facility
  - $25 million term loan
  - $128 million Senior FRN
  - $150 million Senior Notes
- Acquired by AEA Investors in 2005

CPG INTERNATIONAL
Building Products. Better.

Investment Thesis

- Excellent Financial Performance
- Market Leading Brands
- Favorable Long-term Demographics
- Products with Superior Value Proposition
- Diversified End Markets
- Large Addressable Markets Early in Conversion Cycle
- Leading Innovation and Manufacturing Excellence
- Large and Growing Distribution Network

AZEK Building Products

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

VYCOM

Leading Brands of High Performance Building Products

AZEK Building Products

- $164mm revenue 2009
- Leading brand in exterior residential building product materials
- Significant conversion opportunity, market growth

AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

- $66mm rev 2009
- Leading brand in bathroom partition & locker systems
- Conversion opportunity & product extensions

COMTEC INDUSTRIES
HINY HIDERS® Santana Products
CAPITOL PARTITIONS INC.
TUFFTEC® LOCKERS

VYCOM

- $37mm rev 2009
- Leading provider of PVC & olefin sheet solutions
- Rebranding, channel expansion

CELTEC
SANATEC
FLAMETEC
PLAYBOARD
SEABOARD
CORRTEC

CPG INTERNATIONAL
Building Products. Better.

AZEK Building Products


AZEK®
Trim


AZEK®
Deck


AZEK®
Rail

Scranton Products




EVEN EMPTY,
IT COMES FULLY LOADED.
Designed to be worry-free.
TUFFTEC 2.0
LOCKERS
SCRANTON PRODUCTS

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

CPG INTERNATIONAL

Vycom











CPG Serving Large Markets in Early Stages of Conversion

Conversion Opportunity for Trim/Deck/Rail

($ in billions)


Converted
WPC
Traditional
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
1
Trim/Mould
Deck/Porch/Rail

Source: Management estimates

Conversion to Synthetic Materials



Market Penetration
Composite Decking
Plastic Partitions
Plywood
Lumber
AZEK Trim
Plastic Lockers
OSB
Vinyl Windows
Vinyl Siding
Wood Windows
Laminated Shingles
Fiber Cement Siding
AZEK Deck
Introduction
Growth
Maturity
Decline
Timeline

Source: *Management estimates*

Diverse End Markets Served


Commercial, 25%
Industrial, 14%
Res New Con, 19%
Res R&R, 42%

Long Term Investment in Housing

Year of Construction of Housing Stock



1980s
12.7%
1990s
12.4%
2000s
11.8%
1970s
19.4%
Before 1960
32.0%
1960s
11.7%

The Median age of existing housing stock in 2008 was over 30 years

SAAR Total Housing Starts Outlook

Starts in 000's



1,800
1,355
906
555
650
760
2006
2007
2008
2009
2010E
2011E

Source: The Freedonia Group, Inc. U.S Census, Monthly Outlook, September 09 - Wells Fargo U.S Economic Forecast

Products with Superior Value Proposition


THE MOST IMPORTANT DECKING ATTRIBUTES
AZEK
Composite
Wood
Long life/durability
Low maintenance
Limited Lifetime Warranty
Mold resistance
Stain resistance
Scratch resistance
Easy to clean
Attributes Key

Continual Product Development & Innovation
AZEK Trim & Moulding













Continual Product Development & Innovation
AZEK Deck and Rail






Sedona
Tahoe







Improved Marketing Tools –
New AZEK Website



AZEK
Building Products
Partner login / Register
Username
Search
Products
Where To Buy
Installation
AZEK Gallery
Deck Designer
Dealer Download
Literature
Contact Us
AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail
About AZEK
Ask AZEK
AZEK News
Warranty
Search
Where to Buy
Take the Double Dare
Look Who's Talking
AZEK Contractor Referral Program

Improved Marketing Tools –
AZEK Literature & Sales Support


AZEK
Building Products
TRIM &
MOULDING


AZEK
Building Products
DECK
PORCH & RAIL


AZEK
Building Products
INSTALLATION
GUIDELINES
DECK
PORCH & RAIL

Improved Marketing Tools –
AZEK Deck, Porch and Rail Lumber Yard Displays


AZEK
Decking Design Center
Porch.
Deck


AZEK
Decking Design Center
Rail
Trademark
Available only in white
PREMIER
Available colors
White
Slate Gray
Clay
Brownstone
Sand
Cedar
Mahogany
RESERVE
Available only in white

Improved Marketing Tools – AZEK Contractor Kits


AZEK
Building Products


AZEK Deck outperforms wood or composite decking. Hands Down.
AZEK
The Result: A deck that looks beautiful ...longer.

CPG INTERNATIONAL

Improved Marketing Tools – Scranton Product Literature & Sales Support



TUFFTEC 2.0
LOCKERS
LOCKERS AND
LOCKER ROOM BENCHES
SCRANTON PRODUCTS
COMTEC



TUFFTEC 2.0
SCRANTON PRODUCTS

Improved Marketing Tools – New Vycom Website


VYCOM
WHERE QUALITY MEETS PERFORMANCE
Capabilities
Contact
About
Downloads
Web Portal
News
PLAYGROUND
MORE ON PLAYGROUND »
Products & Applications
Distributor Search
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go
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Improved Marketing Tools – Vycom Segment and Product Portfolio


VYCOM
OLEFIN AND PVC SOLUTIONS
CELTEC
GRAPHIC & DISPLAY MATERIALS
FLAMETEC
FIRE SAFE MATERIALS
SEABOARD
MARINE, RV & OUTDOOR MATERIALS
CORRTEC
CHEMICAL & CORROSION RESISTANT MATERIALS
SANATEC
FOOD PROCESSING MATERIALS
PLAYBOARD
PLAYGROUND & RECREATIONAL MATERIALS

A Long History of Growth and Profitability



Net Sales and EBITDA*
($ in millions)
Net Sales
EBITDA*
Composatron Acquisition**
Retail Channel
Mouldings Launched
Procell Acquired
Santana Acquired
AZEK Canada
AZEK West
AZEK Launched
Comtec Launched
$350
$300
$250
$200
$150
$100
$50
$0
$70
$60
$50
$40
$30
$20
$10
$0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E

* Adjusted EBITDA per credit agreement

Performance in a Difficult Market

TTM Rev & EBITDA


($ in millions)
Revenue
EBITDA
$400
$300
$200
$100
$0
$80
$60
$40
$20
$0
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

Adjusted Working Capital *


($ in millions)
$56
$58
$54
$31
$32
$40
$35
$23
$21
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

Excludes Cash, Deferred Income Tax, Line of Credit and Accrued Interest

Capital Expenditures


($ in millions)
$8
$7
$7
$22
$17
$14
$6
$6
2002
2003
2004
2005
2006
2007
2008
2009

Net Debt/EBITDA


4.3X
4.7X
5.1X
4.9X
6.1X
6.0X
5.3X
4.7X
4.3X
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

Questions

Net Income to Adjusted EBITDA Reconciliation[1]

(Dollars in thousands)	Year Ended December 31, 2008	Year Ended December 31, 2009
Net loss	$ (48,354)	$ (10,306)
Interest expense, net	34,905	31,347
Income tax benefit	(7,095)	(111)
Depreciation and amortization	21,491	21,604
EBITDA	947	42,534
Impairment of goodwill and other intangibles	40,000	14,408
SFAS 141 inventory adjustment	1,505	—
Relocation and hiring costs	802	474
Composatron non-recurring charges	606	—
Management fee and expenses	1,855	1,740
Severance costs	171	412
Settlement charges	26	—
Non-cash compensation charge	118	97
Disposal of fixed assets	—	525
Lease termination fees	—	657
Registration expenses related to Notes	309	26
Adjusted EBITDA	$ 46,339	$ 60,873

(1) Represents Adjusted EBITDA as defined by our credit agreement.